
1487 Brewpub I, LLC
Journey To Date
BORN IN BAVARIA
1487
BREWERY
RAISED IN OHIO
CERTIFIED
BREWERS ASSOCIATION
INDE
PEN
DENT
CRAFT

Journey To Date
(Timeline)

2015-2016	2017	2018	2019	2020
1487 Brewery is Born	**Proof Of Concept**	**MVP**	**Scale Started**	**Continued**
First Business Models & Concepts	Bootstrapped Pilot Brewery	July, 2017 Sales Started In Alexandria, OH Location from our Pilot System	Began research for full Brewpub with four different sites. Landed on Plain City	Build Out of Brewpub
	First Beers	Proved Market for Quality German Beer in Ohio, USA	Changed Focus from Beer to Experience (including beer)	Pivot from partner to control of Kitchen

Journey To Date
(Milestones)

Brand Strategy & Brand Book

- While Beer is critical, #1 objective is experience and to drive people to our location. We focus on **Gemütlichkeit** for experience and #2 is authentic and quality German beer following the **Reinheitsgebot** for our core beers.
- New Logos locked in supporting strategy:
- **eCommerce: 1487brewery.com/shop Launches soon**

Main Logo

For Clothing

For Swag



Color Code & Text Style

Icons

Craft Seal

Journey To Date
(Milestones)

<u>PERMITS & ZONING</u>

Zoning

- Property rezoned in August, 2019 for our purposes
- Right to 1) Manufacture, 2) Distribute & 3) Sell Retail for on and off site consumption

Liquor Permitting

- Federal Permit (Brewer's Notice), now complete
- State Permit for A1C approved (Allows us to sell, distribute or consumption on site beer produced on site), waiting for final inspection
- **State Permit for A1A & D6 (to serve Liquor, Wine & other beer) Working on A1A (Unrestricted), Restricted is good to go.**

Build Out Permit:

- In Place December, 2019 (with all architectural drawings approved)
- No new additional construction permits needed

Journey To Date
(Milestones)

Build Out Status

- September 25: Target for Brewery and Events Center
- October 5: Target for Restaurant & Beer Garden


armacell

March 13, 2020: From Front Door


DEUTSCHE

Brewery In Place



Ground breaking on Biergarten

Journey To Date (Milestones)

<u>Site Layout</u>

1) Outdoor Biergarten with 100+ capacity and:
   a) Fire feature
   b) Pavillion
   c) Outdoor market/event/ gaming area
2) Kitchen
3) Brewery Area and Event Space - 100 person capacity
4) Taproom / restaurant - 100 person capacity
5) Pilot Brewery that can be used for catering kitchen
6) Food truck parking (with charging stations) + optional prep kitchen space in #2
7) Food Truck pad for serving



1
2
3
4
5
6
7

<u>7620 Industrial Parkway, Plain City, OH 43064</u>

Journey To Date
(Milestones)

Business Model

- Original Model: 1487 Brewery to focus on Beer and partner for food
- New Model: We will do full service restaurant in addition to brewery
- Adding Catering & Delivery through Uber Eats

After working with 10+ Restaurateurs, it became apparent that 1487 Brewery needed to control our kitchen. We know what we don't know so we established a non equity advisory board for food service that includes:



Executive Chef, Valter Veliu
- Owner/Executive Chef at Velter's At the Maennerchor
- 20+ Years experience
- The most authentic German food in Columbus



Executive Chef, Pat Zemba
- Assistant Culinary Professor at Maysville Culinary Institute
- 10+ Years experience

Journey To Date
(Milestones)

TEAM

- Management Team now in place:
  - Head Brewer
  - Executive Chef
  - Brewpub MGR
  - Events MGR
- Payroll Started March 1, 2020
- 17 FTE's to be hired by Grand Opening



Management Team
CEO
Ben King
Head of Brewery Ops
Matt Crema
Executive Chef
John Abner
Restaurant MGR
Alex Kiss
Advisors:
Thomas Garbe
Lisa Rantala
Event Manager
Connor Mulrooney
Distribution/
Outside Sales
Lead Cook
Lead Ambassador
Bartender
Dishwasher
Kitchen Support 1
Ambassador 1
Support
Bus/ Dishwasher 1
Kitchen Support 2
Ambassador 2
Support
Bus / Dishwasher 2
Kitchen Support 3
Ambassador 3
Bus/ Dishwasher 3

Org Chart

Journey To Date
(Milestones)

Social Media Insights

Facebook is primary SM: @1487brewery

- **1,687 Followers (up 12% month over month)**
- 400+ Columbus, 200+ Plain City, 70+ Marysville, 50+ Dublin
- 35-44 yr old is #1 category, #2 25-34, #3 is 45-54 yr old. Equal Split between men/women

Instagram https://www.instagram.com/1487_brewery/?hl=en

- 532 followers
- #1 Columbus, #2 Plain City, #3 Marysville, #4 Dublin

Twitter @1487Brewery (Will drive more after opening)

- 110 Followers

Linked In: https://www.linkedin.com/company/10858012

- 39 Followers

Direct email campaign:

- 480+ with #1 is Dublin
- 47 on VIP List
- Running over 40% open and 25% click through rate.


BORN IN BAVARIA
1487
BREWERY
RAISED IN OHIO

Examples of some of our highlights from SM

Journey To Date
(Milestones)

Marketing Insights

Tourism

- Licking County Ale Trail
- Union County Visitors Guide
- ODOT State Signage (on Freeway Exists)
- Columbus Blue Jackets interest!

New Website: www.1487brewery.com

Also Noteworthy: www.thebeerlaw.com


231"
36"
21"
9 1/2"
1487 BREWERY
KITCHEN & BIERGARTEN


8' 0"


70' 0"
1487 BREWERY


LOOK FOR US SPRING 2020
EXPERIENCE OUR
BREWERY+KITCHEN
BIERGARTEN
BORN IN BAVARIA
1487
BREWERY
614-536-1487
1487BREWERY.COM
EVENTS@1487BREWERY.COM
Stay Connected on Social Media
@1487_brewery
www.facebook.com/1487brewery
7620 INDUSTRIAL PARKWAY
PLAIN CITY, OH 43064




NOW OPEN
NOW OPEN


1487 BREWERY
KITCHEN & BIERGARTEN
7620 Industrial Parkway
Plain City, OHIO 43064

Journey To Date
(Milestones)

Marketing Insights

SWAG
- Shirts
- Hats
- Polos
- Bandanas (handkerchief)
- Glassware
- Stickers

Staff Uniforms

Ecommerce Site to Launch by April 1, 2020


1487
BREWERY


1487
BREWERY
1487
PRYDE

Staff Uniforms


1487
BREWERY
1487
PRYDE



Journey To Date
(Milestones)

Marketing Insights

Kickstarter Campaign

- Objective: To raise awareness
- Launching in March
- Foster lovemark feeling through “founder” offering to drive loyalty
- Target: $4,000. Minimum raise
- SUCCESS with over $6,000 raise.



Critical Business Implications

Brewery, Corona Virus (Covid 19), “Dry” law

Brewery Provisioning

- Collaboration with Dalton Union and Endeavor for Hefeweizen and Kölsch in place
- Brewery was provisioned July 21, 2020 with **first brews made on site expected for sale on September 14, 2020**

Corona Virus (Covide 19)

- **Ohio has reopened for restaurants and bars.**
- Full capacity with 2 meters of separation is now allowed for full service for both inside and outdoor.
- Masks are required for staff at all times and patrons for entry and while they move around the site (not while seating).
- Despite not yet being open, we are getting an average of 20 cars a day pulling in to see if we’re open.

“Dry” Law for High Spirituous Liquor

- 1487 Brewery plans to have a full service bar; Our precinct has a law from prohibition, set in 1933 that only impacts liquor above 42 proof (not beer or wine).
- Worst case scenario, High Spirituous Liquor will not be available until a successful ballot which will be the local ballot in November, 2020.
- **This has a less than 5% impact on revenue.**

Financial Status - Projections

DISASTER PLAN (COVID 19)

Implications

- COVID 19 EMERGENCY ACTION PLAN
- Open October 3, 2020
- Start Catering in October, 2020
- Launch Crowler Sales via delivery and mail order
- Assumes $117K raise on outstanding stock raise
-



$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
-$100,000
May June July Aug Sept Oct Nov Dec Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
Move from Monthly to Quarterly Projections
BREAK EVEN: October, 2020
Total Revenue
Total Expenses, including Taxes
Monthly/Quarterly EBIT
Discounted Monthly/Quarterly EBIT
Accumulated Total EBIT
Discounted Rolling Total
2020
2021
2022
2023
2024

PROJECTIONS

2020 Sales: $521K
2021 Sales: $1.9M
2022 Sales: $2.4M
2020 EBITDA: -51K
2021 EBITDA: $258K
2022 EBITDA:$425K
Positive Cash Flow: September, 2020